UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):
	[ ]	Merger
	[ ]	Liquidation
	[X]	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
	[ ]	Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)
2.	Name of fund: RCG ETFs, Inc. (the “Fund”)
3.	Securities and Exchange Commission File No.: 811-23740
4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F? [ X ] Initial Application [_] Amendment
5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code): 9 West 57th Street, Suite 5000 New York, NY 10019
6.

Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joseph J. Nardello

Seward & Kissel LLP

901 K Street, N.W., Suite 800

Washington, D.C. 20001

7.

Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 3la-1 and 3la-2 under the Act [17 CFR 270.3la-1, .31a-2]:

Ruane, Cunniff & Goldfarb L.P.
9 West 57th Street, Suite 5000
New York, New York 10019

(212) 832-5280

8.	Classification of fund (check only one):
	[X]	Management company;
	[ ]	Unit investment trust; or
	[ ]	Face-amount certificate company.
9.	Subclassification if the fund is a management company (check only one): [X] Open-end [ ] Closed-end
10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Maryland
11.

Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

None. The Fund has never entered into a contract with an investment adviser.

12.

Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None. The Fund has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

13.	If the fund is a unit investment trust (“UIT”) provide:
(a) Depositor’s name(s) and address(es): Not Applicable.
(b) Trustee’s name(s) and address(es): Not Applicable.

14.

Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ] Yes [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-____

Business Address:

15.	(a)

Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  ] Yes [X] No

If Yes, state the date on which the board vote took place:

If No, explain:

The Fund’s registration statement never became effective, and the Fund did not commence operations.

(b)

Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[  ] Yes [X] No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

The Fund has no shareholders, as the Fund has never made a public offering of its securities and no shares have been issued.

II.	Distributions to Shareholders
16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation? Not Applicable. [ ] Yes [ ] No
(a) If Yes, list the date(s) on which the fund made those distributions:

	(b)	Were the distributions made on the basis of net assets? [ ] Yes [ ] No
	(c)	Were the distributions made pro rata based on share ownership? [ ] Yes [ ] No
	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:
	(e)	Liquidations only: Were any distributions to shareholders made in kind? [ ] Yes [X] No If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:
17.

Closed-end funds only:

Has the fund issued senior securities? Not Applicable.

[  ] Yes [  ] No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders? Not Applicable. [ ] Yes [ ] No If No,
	(a)	How many shareholders does the fund have as of the date this form is filed?
	(b)	Describe the relationship of each remaining shareholder to the fund:
19.

Are there any shareholders who have not yet received distributions in complete liquidation of their interests? Not Applicable.

[  ] Yes [  ] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities
20.	Does the fund have any assets as of the date this form is filed? Not Applicable. (See question 18 above) [ ] Yes [ ] No If Yes,
	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:
	(b)	Why has the fund retained the remaining assets?
	(c)	Will the remaining assets be invested in securities? [ ] Yes [ ] No
21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities? Not Applicable. [ ] Yes [ ] No If Yes,
	(a)	Describe the type and amount of each debt or other liability:
	(b)	How does the fund intend to pay these outstanding debts or other liabilities?
IV.	Information About Event(s) Leading to Request For Deregistration
22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:
Not Applicable.
		i.	Legal expenses:
		ii.	Accounting expenses:
		iii.	Other expenses (list and identify separately): Proxy Solicitation: Transfer Agent: Total expenses (sum of lines (i)-(iii) above):

	(b)	How were those expenses allocated?
	(c)	Who paid those expenses?
	(d)	How did the fund pay for unamortized expenses (if any)?
23.

Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? Not Applicable

[  ] Yes [  ] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business
24.	Is the fund a party to any litigation or administrative proceeding? [ ] Yes [X] No If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:
25.

Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ] Yes [X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only
26.	(a)	State the name of the fund surviving the Merger: Not Applicable.
	(b)	State the Investment Company Act file number of the fund surviving the Merger: Not Applicable.
	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: Not Applicable.
	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form: Not Applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of RCG ETFs, Inc., (ii) he is the Treasurer of RCG ETFs, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

(Signature) /s/ Patrick Dennis Patrick Dennis Treasurer